January 18, 2005

VIA EDGAR AND FACSIMILE TO (202) 942-9627

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549-0306

Attention:	Edward M. Kelly
Nudrat S. Salik

Re:	Viskase Companies, Inc.
Pre-effective Amendment No. 2 to Registration Statement on Form S-4
Filed January 18, 2005
File 333-120002

Ladies and Gentlemen:

     On behalf of Viskase Companies, Inc. (“Viskase” or the “Company”), we are responding to your comment letter of January 11, 2005 regarding the above-referenced registration statement.

     Viskase is filing this correspondence via the EDGAR system and simultaneously delivering a copy by facsimile. Copies of this correspondence, the amended registration statement and the supplemental materials referred to in this letter are being separately delivered by courier. Set forth below are the responses of Viskase to the comments in your letter, with the numbers of such responses corresponding to the numbers of your comments.

General

•	Comment 1:	Explain the meaning of any abbreviation or acronym when introduced in the registration statement. For example, refer to “GECC” in footnote (3) on page 10.

	Response:	The requested change has been made.

•	Comment 2:	Refer to prior comment 1. As represented previously, include the representations from the Shearman & Sterling no action letter in the letter from Viskase.

	Response:	The additional representations have been supplementally provided.

Prospectus’ Outside Front Cover Page

•	Comment 3:	Refer to prior comment 4. As requested previously, remove all information not required to be on the cover page. For example, consider “The terms of the Exchange Offer and the Exchange Notes are summarized below,” which is not only not required, but nonsensical, since those terms are not summarized below.
	Response:	We have removed the language quoted in your comment and revised certain of the other bullets. All other information is either required by Item 501 of Regulation S-K or of critical importance to holders of the notes contemplating participating in the exchange offer.

Table of Contents

•	Comment 4:	Refer to prior comment 5. As requested previously, move all information except that required by Item 2 of Form S-4 after “Table of Contents” on page i so that it follows the summary and risk factors sections. See Item 502 and 503(c) of Regulation S-K.

	Response:	We have revised the disclosure under “Additional Information” to remove extraneous information not required by Item 2 of Form S-4. We have, however, maintained the disclosures regarding the SEC’s reading room and website in this location as we believe it is an ideal location for such disclosure in that it is at the beginning of the document, clearly labeled and provides the reader with information on how to immediately access the registration statement using the internet.

Prospectus Summary, page 1

•	Comment 5:	Refer to prior comment 8. The information about Viskase’s industry is repeated word for word on page 57. As requested previously, reduce the information in the summary so that it gives a brief and balanced overview of the key aspects of Viskase’s business. See Item 503(a) of Regulation S-K.

	Response:	The summary disclosure has been revised in the manner requested.

Summary Consolidated Historical and Pro Forma Financial Data, page 9

•	Comment 6:	We note your response to prior comments 15 and 16. We remind you that Rule 11-01(a)(8) of Regulation S-X requires that pro forma financial information be provided when events occur for which disclosure of pro forma financial information would be material to investors. It remains unclear to us how you determined that your emergence from Chapter 11 bankruptcy in April 2003 would not be considered to be such an event. Rule 11-02(c)(3) of Regulation S-X would then require pro forma condensed statements of operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004. Provide a pro forma condensed statement of operations for the year ended December 31, 2003 which assumes that you emerged from bankruptcy on January 1, 2003. Also ensure that this pro forma statement of operations and an interim one for the period ended September 30, 2004 reflect the transactions that you discuss in the third paragraph on page 9 and any other material ones. Ensure that you explain clearly each pro forma adjustment you are giving effect to and show precisely how you computed it for each period presented.

Response:	The requested revisions have been made.

Risk Factors, page 11

•	Comment 7:	Refer to prior comment 19. Some risk factors’ captions or headings continue to state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the fourteenth, sixteenth, seventeenth, thirty-second, thirty-fourth, and thirty-sixth risk factors. State succinctly the risk that flows from the fact or uncertainty.

	Response:	The captions for the identified risk factors have been revised.

•	Comment 8:	Refer to prior comment 21. The actual risks you are trying to convey continue not to stand out from the extensive detail that you provide in some risk factors. For example, refer to the tenth and thirty-third risk factors. Revise so that you are stating the risk in at least the second or third sentence. Provide just enough detail to place the risk in context.

	Response:	With respect to the tenth risk factor, the risk is clearly stated in the second sentence. That risk could stem from multiple factors, none of which we believe would be intuitive to a reader. As a result, more detail was necessary to place the risk in multiple contexts. The thirty-third risk factor has been revised.

•	Comment 9:	Refer to prior comment 23. Some risk factors continue to include language like “we cannot assure” and “there is no guarantee.” For example, refer to the second and thirty-fifth risk factors. Since the risk is the situation described and not Viskase’s inability to assure or guarantee, revise. Consider revising also the disclosure on page 63.

	Response:	We have revised the risk factors and the disclosure on page 63.

•	Comment 10:	We note your response to prior comment 26. Disclose the significance level of Viskase Europe Limited as of each balance sheet date, including interim ones, after the notes’ original issuance.

	Response:	Please see the response to comment 11 below. As a result of the financial information discussed in connection with the response to comment 11, Viskase has concluded that the collateral value of the Viskase Europe Limited capital stock is less than 10% of the principal amount of the 11.5% Senior Notes. Accordingly, the reference to Viskase Europe Limited in the twelfth risk factor has been deleted.

•	Comment 11:	We note your response to prior comment 27. Address these items:

•	Tell us the date of the computation that you provided us.

•	Provide us this computation as of each balance sheet date, including interim ones, after the notes’ original issuance.

•	Provide us the book value of Viskase Europe Limited as of each balance sheet date, including interim ones, after the notes’ original issuance.

•	Tell us more about the assumptions used to arrive at the estimated fair value. Tell us specifically how you determined that it was appropriate to use an EBITDA multiple of 5. Also tell us what actual EBITDA was for this entity during the year ended December 31, 2003 and for the nine months ended September 30, 2004. If there is a material difference between the annualized EBITDA amount based on the nine months ended September 30, 2004, and the 2004 projected EBITDA amount, provide us an explanation of the difference.

Response:	1.	The calculation provided was based on a projection for the year ended December 31, 2004, which was based on actual results through September 30, 2004 and the projected results for the remainder of the year. The calculation has been revised to include additional intercompany indebtedness owed by Viskase Europe Limited to Viskase that had been omitted from the prior calculation.

2.	The June 30, 2004 and the September 30, 2004 calculations were calculated using projected EBITDA. Each of these calculations was based on actual results through the date indicated and the projected results for the remainder of the year.

Viskase Companies, Inc.
Valuation of Guarantors
(dollars in thousands)

	Jun-04	Sep-04
Viskase Europe:
2004 Projected EBITDA	$5,200	$4,900
Multiple	5	5

Enterprise Value	$26,000	$24,500
Guaranty Percentage	65.00%	65.00%

Value of Guaranty	$16,900	$15,925
Less: Debt	($9,254)	($9,563)

Value of guaranty	$7,646	$6,362

Percentage of the value of the security	8.50%	7.07%

Value of Security	$90,000	$90,000
Percentage	20.00%	20.00%

	$18,000	$18,000

3.	The book value of Viskase Europe Limited was valued at a deficit of $18,600,000 at June 30, 2004 and a deficit of $18,500,000 at September 30, 2004.

4.	The EBITDA multiple of 5 was selected as a mid-level EBITDA multiple based upon mature business and low-growth EBITDA multiples used in valuation analyses. By way of comparison, based upon Viskase’s current market capitalization and level of indebtedness, Viskase’s EBITDA multiple is approximately 4.75, which is less than the multiple used for Viskase Europe Limited. The EBITDA for Viskase Europe Limited for the year ended December 31, 2003 was $5,045,000. The EBITDA for Viskase Europe Limited for the nine months ended September 30, 2004 was $3,908,000, with the $4,900,000 projected EBITDA being reasonable as the fourth quarter 2003 results included EBITDA of less than $1,000,000.

The Exchange Offer, page 26

•	Comment 12:	Refer to prior comment 30. As requested previously, revise the last sentence in the carryover paragraph on the top of page 29 to clarify that any outstanding notes not accepted for exchange will be returned to the tendering holder “promptly” after the exchange offer’s expiration or termination. Revise similarly the fourth paragraph on page 31 and the first paragraph under subsection 2 of “Instructions” in exhibit 99.1.

	Response:	The requested revisions have been made.

•	Comment 13:	Refer to prior comment 37 and the last sentence in the full paragraph on page 32 that Viskase’s failure at any time to exercise any of the foregoing rights “will not be deemed a waiver of any right.” As noted previously, Viskase may not waive implicitly an offer condition by failing to assert it. As revised disclosure in the paragraph indicates, if Viskase decides to waive a condition, Viskase must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Thus, delete the paragraph’s last sentence. Further, we assume that the phrase in the same paragraph “If the Company exercises the right to make any condition” should read “If the Company exercises the right to waive any condition.” Revise or advise.

	Response:	The requested revisions have been made.

•	Comment 14:	Refer to prior comment 56. As requested previously, clarify in the fourth full paragraph on page 103 that this waiver does not affect liabilities of any party under the United States federal securities laws.

	Response:	The requested revision has been made.

•	Comment 15:	We considered the response to prior comment 57 and are unable to concur. Thus, we reissue the comment to eliminate unnecessarily defined terms.

	Response:	The requested revisions have been made.

Selected Consolidated Historical Financial Data, page 36

•	Comment 16:	We note your response to prior comment 38. You reported interest expense of $9.7 million for the nine months ended September 30, 2004. In the pro forma data provided on page 10, you reported pro forma interest expense for the nine months ended September 30, 2004 of $13.5 million. Since we would not expect fixed expenses aside from interest to be materially impacted by the pro forma adjustments and the significant increase from actual to pro forma interest expense for the nine months ended September 30, 2004, it is unclear to us how the difference is only 2% between actual and pro forma ratio of earnings and fixed charges. Advise. Also, we remind you that Instruction 2(B) to Item 503(d) of Regulation S-K requires you to provide the pro forma ratio for the most recent fiscal year also if certain criteria are met. Given this, show us how you determined that you are not required to present a pro forma ratio of earnings to fixed charges for the year ended December 31, 2003 or provide the requested disclosures in accordance with Item 503(d) of Regulation S-K.

Response:	The Company’s earnings for September 30, 2004 and December 31, 2003 were negative and as such the pro forma fixed charge ratios for both periods were not meaningful. We have added disclosure to this effect to footnote (1) on page 38.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

•	Comment 17:	We reissue prior comment 39. For the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, you state that net sales increased $7.9 million. You state also that sales benefited from strong volumes in the small diameter casings market in the U.S. domestic and export markets. Additionally, sales benefited from stronger volumes in the fibrous casings market in the U.S., which more than offset the pressure selling prices had on your U.S. sales. We would expect for you to quantify for each of these items the extent to which sales:

•	Benefited from strong volumes in the small diameter casings market in the U.S. domestic and export markets.

•	Benefited from stronger volumes in the fibrous casings market in the U.S.

•	Decreased as a result of the pressure selling prices had on your U.S. sales.

Revise your MD&A.

	Response:	The requested revisions have been made.

•	Comment 18:	We note your response to prior comment 40. Paragraph 3(b) of APB 26 defines the net carrying amount of debt as the amount due adjusted for unauthorized premium, discount, and costs of issuance. Since paragraph 5 of FIN 26 states that the difference between the purchase price and the carrying amount of the lease obligation shall be recorded as an adjustment of the carrying amount of the asset, it remains unclear why you recorded a loss related to the early termination instead of adjusting the asset amount. Explain.

Response:	The carrying value of capital lease was $33,000,000 and the carrying value of the debt was $33,000,000 excluding the $21,315 of unamortized deferred financing fees (i.e. $32,978,685, net of deferred financing fees). The Company recognized as a loss on the early extinguishment of debt consisting of (i) prepaid interest, (ii) $34,594 legal and other costs associated with the early termination and (iii) $21,315 of unamortized deferred financing fees.

No adjustment is being made to the asset value as the $55,909 is de minimis and amounts to approximately 1 basis point of the $46,627,000 net loss for the period April 3 through December 31, 2003.

Comparison of Results of Operations for Fiscal Years Ended December 31, 2001, 2002 and 2003

2003 Versus 2002, page 44

•	Comment 19:	We note your response to prior comments 41 and 42. Your MD&A does not discuss clearly the differences between periods in each line item that results from the bankruptcy to provide readers with a better understanding of the fundamental differences in your cost structure before and after your emergence from bankruptcy. For example, we would expect you to quantify the extent to which cost of sales for the year ended December 31, 2003 decreased due to lower depreciation as a result of fresh-start accounting. If you are unable to provide a clear quantification of the differences that result from the bankruptcy, disclose separately and discuss the separate historical results of the predecessor and successor, and present and discuss pro forma results for the year ended December 31, 2003. You should quantify also the extent to which any other business reasons further contributed to a change in each line item between periods being discussed. Revise similarly your 2002 versus 2001 discussions and your interim period discussions.

	Response:	We have made the requested revisions.

Contractual Obligations Related to Debt, Leases and Related Risk Disclosure, page 53

•	Comment 20:	We note your response to prior comment 47 and the tables provided. Provide also the tables based on historical contractual obligation amounts at December 31, 2003 and September 30, 2004. Also clarify your disclosure to state what specific adjustments are reflected in your pro forma tables.

	Response:	We have made the requested revisions.

Description of Certain Indebtedness, page 75

•	Comment 21:	Refer to prior comment 53. As requested previously, describe the financial covenants of the credit facility, including those that apply when Viskase is above the 30% threshold. You may describe them here or in MD&A with a cross reference.

	Response:	The financial covenants as described are only applicable if Viskase is above the 30% threshold. We have revised the disclosures accordingly.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

•	Comment 22:	We note your response to prior comment 66. We remind you that even if your shipping terms are FOB shipping point or FOB port, revenue recognition may be inappropriate if your agreements have customer acceptance provisions or you have a history of replacing goods lost in transit. Advise. See the interpretive response to question 3 of SAB Topic 13:A.3.b. For those sales that you do not record at the time of shipment, state when you record these sales.

	Response:	Our terms of sale do not include a customer acceptance provision and we do not have a history of replacing goods lost in transit.

Note 3. Fresh-Start Reporting, page F-15

•	Comment 23:	We note your response to prior comment 69. Tell us where you have disclosed the total post-petition liabilities, allowed claims, and reorganization value for which an example is provided in paragraph B-1 of SOP 90-7.

	Response:	We have added the requested disclosure on page F-16.

Note 11. Retirement Plans, page F-26

•	Comment 24:	We note your response to prior comment 73. Provide us copies of the benchmark data used to support your discount rate for each of the three years ended December 31, 2003.

	Response:	The below long term fixed income measures were provided by our actuary. Additionally, we have revised page F-27 to reflect the accurate discount rate. The Company’s selected discount rate falls within the range of the long-term fixed income measures for each of the respective years.

	December 31
	2003	2002	2001
Long Term Fixed Income Measures
Moody’s Aa Bond
-Industrial	5.94%	6.32%	6.85%
-Public Utilities	6.28%	6.94%	7.53%
-Corporate	6.11%	6.63%	7.19%
Moody’s Aa Corporate Spot Rate	6.10%	6.52%	7.08%
Discount Rate
Viskase Companies, Inc.	6.25%	6.75%	7.25%

•	Comment 25:	We note your response to prior comment 74. Tell us where you have provided the disclosures required by paragraphs 5(d), 5(f), and 9(a) of SFAS 132(R).

	Response:	The disclosure required by 9(a) of SFAS 132(R) is located on page F-29, and the disclosure required by 5(f) of SFAS 132(R) has been included on page F-29. The information required by 5(d) of SFAS 132(R) is in process, and we will file such information by amendment when it becomes available, which should be early next week. For the time being, we have inserted a table and form of anticipated disclosure on page 52.

Note 15. Contingencies, page F-36

•	Comment 26:	We note your response to prior comment 75. Tell us more about how you determined that no liability needed to be recorded for the sales taxes that you failed to collect and remit. Address specifically what your payment responsibilities are under state law if you fail to perform your duties as an agent in the collection process.

	Response:	Reference is made to the Company’s response to prior comment 75 and the revised disclosure in Amendment 1.

The Company believes that upon review of the facts and circumstances and the status of ongoing discussions with Quebec taxing authorities that it is at most “reasonably possible,” and is more likely “remote,” that Viskase Canada would have to pay the underlying sales tax as agent. The Company also believes Amendment 1 provides the disclosure of the obligations of the customer and Viskase Canada, the amount reserved and the lack of a Viskase Canada reserve for the underlying tax amount. In the event that Viskase Canada were unsuccessful in disputing the assessment, then Viskase Canada would be liable for the underlying sales tax, plus the applicable interest and penalties.

Note 16. Capital Stock and Paid-In Capital, page F-37

•	Comment 27:	We note your response to prior comment 76. Provide us the calculation of fair value for the 330,070 shares of restricted stock granted in April 2003, which should include a discussion of the significant assumptions used to arrive at the fair value amount. Also disclose this information in the footnote.

	Response:	Following our emergence from bankruptcy, the market for our common stock was illiquid. Based on the initial trade following emergence, the value of the restricted stock would have been $3,300, which was confirmed using a Black-Scholes analysis. The Company, however, believed that this under-valued the restricted stock and recorded the restricted stock at $30,900, or roughly $0.10 per share. As trading equalized in 2003, the common stock was trading at or near $0.10 per share, which amount when used in the Black-Scholes analysis confirm the fair value used by the Company. Because the amount of the charges related to the restricted stock is only $30,900 over a four-year period, we have not included the assumptions as their impact is not material.

Note 17. Earnings Per Share, page F-38

•	Comment 28:	We note your response to prior comment 78. Given the vesting provisions of the restricted stock discussed in Note 16, tell us why the restricted stock is included in the weighted average shares outstanding for the determination of basic earnings per share. Refer to paragraph 20 of SFAS 128.

	Response:	We have revised the document to remove the unvested restricted stock from the weighted average shares outstanding for the calculation of basic earnings per share.

Exhibits 10.1 and 10.16

•	Comment 29:	Refer to prior comment 85. Since you did not refile the exhibits in their entirety, we assume that you intend to request an order granting confidential treatment for the omitted portions. Submit the application to the Commission’s Office of the Secretary, and provide us a courtesy copy of the application as soon as possible. In preparing the application, you may wish to refer to our February 28, 1997 staff legal bulletin that is available on the Commission’s website at http://www.sec.gov. We intend to process concurrently the application and the registration statement. Before requesting acceleration of the registration statement’s effectiveness, you must resolve any issue concerning the application and file publicly all portions of the exhibits for which you are not granted confidential treatment.

Response:	We have refiled the exhibits in their entirety and will not be requesting confidential treatment. The Security Agreement in Exhibit 10.16 makes reference to an Exhibit B, which neither we nor the other party have a record of. It appears that it was overlooked in the documentation process. To the extent an Exhibit B is created and made part of the final executed agreement (which is almost a certainty), we will include it in an amendment to the registration statement.

Exhibit 99.1

•	Comment 30:	We reissue comment 10 as you have not revised the fifth paragraph on the page beginning “Ladies and Gentlemen.”

	Response:	The requested revision has been made.

     Please call the undersigned at (312) 840-8679 or Thomas A. Monson at (312) 840-8611 regarding any questions or comments you may have.

Sincerely,

/s/ Edward G. Quinlisk

Edward G. Quinlisk

cc: Gordon S. Donovan